UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2025 (Report No. 4)
Commission File Number: 001-41544

SATIXFY COMMUNICATIONS LTD.
 (Translation of registrant’s name into English)

12 Hamada Street, Rechovot 670315
Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒             Form 40-F ☐

EXPLANATORY NOTE

On May 23, 2025, SatixFy Communications Ltd. (the “Company”) held a special general meeting of shareholders (the “Meeting”), as described in the Notice and Proxy Statement that was filed by the Company with the Securities and Exchange Commission (“SEC”) on April 7, 2025 (the “Notice and Proxy Statement”), as updated by the Reports of Foreign Private Issuer on Form 6-K that were submitted by the Company to the SEC on May 20, 2025 and May 21, 2025 (as amended by the Form 6-K/A submitted to the SEC on May 22, 2025) (collectively, the “6-Ks”). An aggregate of 69,546,440 of the Company’s ordinary shares, no par value per share (the “Ordinary Shares”), representing approximately 80% of the issued and outstanding Ordinary Shares of the Company as of April 14, 2025, the record date of the Meeting, were present or represented by proxy at the Meeting. At the Meeting, the following sole proposal was voted upon, with the results of such voting set forth below; the requisite majority of the Company’s shareholders, in accordance with the Israeli Companies Law, 5759-1999, and the Company’s Amended and Restated Articles of Association, approved the proposal.

Results of the Meeting:

Proposal No. 1: To approve, pursuant to Section 320 of the Israeli Companies Law, 5759-1999 (together with the regulations promulgated thereunder, the “Companies Law”), the mergers contemplated by the Agreement and Plan of Merger, dated as of April 1, 2025 (=the “Merger Agreement”), by and among the Company, MDA Space Ltd., an Ontario corporation (“MDA Space”), MANTISRAEL OPERATIONS 1 LTD. (“Merger Sub 1”), an Israeli company and an indirect wholly owned subsidiary of MDA Space, and MANTISRAEL OPERATIONS 2 LTD. (“Merger Sub 2”), an Israeli company wholly owned by Merger Sub 1 and an indirect wholly owned subsidiary of MDA Space, as amended, including approval of: (i) the merger transactions contemplated by the Merger Agreement pursuant to Sections 314 through 327 of the Companies Law, whereby Merger Sub 2 will merge with and into the Company, with the Company, as the surviving entity, becoming a wholly owned subsidiary of Merger Sub 1 (the “First Merger”).  Merger Sub 1 will then immediately merge with and into the Company, with the Company, again as the surviving entity, becoming an indirect wholly owned subsidiary of MDA Space (the “Second Merger”, and collectively with the First Merger, the “Merger”); (ii) the Merger Agreement; (iii) the consideration to be received by the Company’s shareholders in connection with the Merger, consisting of cash in the amount of $3.00 (without interest) for each Ordinary Share held immediately prior to the effective time of the First Merger (the “Effective Time”), subject to the withholding of any applicable taxes and in accordance with the terms of the Merger Agreement; (iv) the acceleration of any outstanding options to acquire Ordinary Shares that are “in-the-money” and any outstanding restricted share units, whether or not then vested or exercisable, and the conversion of such equity awards into the right to receive a lump-sum cash payment, subject to the withholding of any applicable taxes and in accordance with the terms of the Merger Agreement; (v) the purchase of a liability insurance policy providing coverage to the Company’s directors and officers for a period of seven years commencing at the Effective Time in accordance with the terms of the Merger Agreement; and (vi) all other transactions and arrangements contemplated by the Merger Agreement,  a copy of which is attached to the Notice and Proxy Statement, as amended by Exhibit 99.2 to the 6-K/A submitted to the SEC on May 22, 2025 (items (i) through (vi), collectively referred to as the “Merger Proposal”).

The votes of holders of the Ordinary Shares present or represented by proxy at the Meeting, excluding any Ordinary Shares that are held by (i) MDA Space, Merger Sub 1 or Merger Sub 2; (ii) a person holding, directly or indirectly, either (a) 25% or more of the voting rights of MDA Space, Merger Sub 1 or Merger Sub 2, or (b) the right to appoint 25% or more of the directors of MDA Space, Merger Sub 1 or Merger Sub 2; or (iii) one of such person’s spouse, siblings, parents, grandparents, descendants, spouse’s descendants, siblings, or parents, or the spouse of any such person, or a corporation controlled by any one or more of such persons or by MDA Space, Merger Sub 1 or Merger Sub 2, were as follows:

For	Against	Abstain
69,514,274	8,919	23,247

In addition, the votes cast in favor of the Merger Proposal included approval of at least a majority of the Ordinary Shares voted by shareholders who are neither the Company’s controlling shareholders nor shareholders who have a personal interest in the Merger Proposal.

On May 23, 2025, the Company issued a press release announcing the approval of the Merger. A copy of the press release is furnished herewith as Exhibit 99.1 hereto.

This Report of Foreign Private Issuer on Form 6-K, with the exception of Exhibit 99.1, is hereby incorporated by reference into the Company’s Registration Statements on Form F-3 (Registration No. 333-279869) and Form S-8 (Registration Nos. 333-268005 and 333-275902), filed with the SEC, to be a part thereof from the date on which this Report of Foreign Private Issuer on Form 6-K is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

EXHIBIT INDEX

Exhibit	Description of Exhibit
99.1	Press release, dated May 23, 2025, titled “SatixFy Shareholders Overwhelmingly Approve Proposed Acquisition by MDA Space.”

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SatixFy Communications Ltd.

By:	/s/ Oren Harari
Oren Harari
Interim Chief Financial Officer

May 23, 2025